UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

ASTEX PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04624B103

(CUSIP Number of Class of Securities)

James S.J. Manuso, Ph.D.

Chairman and Chief Executive Officer

Astex Pharmaceuticals, Inc.

4140 Dublin Blvd., Suite 200

Dublin, California 94568

(925) 560-0100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Page Mailliard

Denny Kwon

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex” or the “Company”).  The Schedule 14D-9 relates to the tender offer by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent” or “Otsuka” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 13, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Astex common stock, $0.001 par value per share (the “Shares” or the “Common Stock”) at a purchase price of $8.50 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item  2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person,” is hereby amended and supplemented as follows:

By amending and restating the second sentence of the second paragraph on page 1 under the heading “Identity and Background of Filing Person—Tender Offer” in its entirety as follows:

The Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), and if the Merger is effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Item 8.   Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the third full paragraph on page 35 under the heading “Additional Information—Regulatory Approvals—Antitrust” in its entirety as follows:

On September 19, 2013, Parent filed a Premerger Notification Report with the FTC and the Antitrust Division. If the reviewing agency takes no further action, the initial waiting period under the HSR Act will expire on October 4, 2013. As stated above, however, the reviewing agency may elect to grant “early termination” of the initial waiting period or may issue a formal request for additional information and documentary material, which would thereby extend the waiting period.

By amending and restating the first sentence in the second paragraph on page 36 under the heading “Additional Information—Notice of Appraisal Rights” in its entirety as follows:

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B.

By inserting the following two paragraphs after the last paragraph on page 36 under the heading “Additional Information—Notice of Appraisal Rights”:

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Otsuka will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL.  However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date.  If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

If Section 251(h) of the DGCL is not available to consummate the Merger, and the Merger is consummated pursuant to Section 253 of the DGCL, Otsuka will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger. In this case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days from the mailing of such separate notice) to exercise their appraisal rights.

By amending and restating the sole paragraph on page 40 under the heading “Additional Information—Stockholder Approval Not Required” in its entirety as follows:

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Astex as defined in Section 203 of the DGCL. If the Offer is consummated, Parent and Purchaser do not anticipate seeking the approval of Astex’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Astex in accordance with Section 251(h) of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement contemplates that if the parties cannot effect the Merger pursuant to Section 251(h) of the DGCL, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) of the DGCL or, solely if Section 251(h) is unavailable, Section 253 of the DGCL, (i) Astex shareholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Astex shareholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

By amending and restating the sole paragraph on page 40 under the heading “Additional Information—Certain Litigation” in its entirety as follows:

Between September 6, 2013, and September 18, 2013, several plaintiffs filed purported class action lawsuits on behalf of themselves and other Astex stockholders against various defendants including Astex, its directors, Parent, Purchaser, and unnamed “John Doe” defendants in connection with the proposed Offer and Merger. Six of the purported class actions were brought in the Court of Chancery of the State of Delaware and are captioned Schwartz v. Manuso et al., Case No. 8887-VCL (Del. Ch., Sept. 11, 2013), Bushansky v. Astex Pharmaceuticals, Inc., et al., Case No. 8896-VCL (Del. Ch., Sept. 12, 2013); Dewan v. Astex Pharmaceuticals, Inc., et al.,  Case No. 8899-VCL (Sept. 13, 2013); Kuss v. Astex Pharmaceuticals, Inc., et al.,  Case No. 8901-VCL (Sept. 13, 2013); Davis v. Astex Pharmaceuticals, Inc., et al.,  Case No. 8917-VCL (Sept. 17, 2013); and Wilson v. Astex Pharmaceuticals, Inc., et al., Case No. 8921-VCL (Sept. 18, 2013). Between September 14, 2013 and September 18, 2013, Parent and Purchaser answered five of the Delaware complaints. On September 20, 2013, the Delaware Court of Chancery consolidated the Delaware actions and granted a scheduling order in the new consolidated action. Also on September 20, 2013, the Delaware Court of Chancery entered a Stipulation and Order for the Production and Exchange of Confidential and Highly Confidential Information. Five other purported class actions were brought in the Superior Court of the State of California, Alameda County, and are captioned Wagner v. Astex Pharmaceuticals, Inc., et al., Case No. HG13-695090 (Cal. Super. Ct., Alameda Cnty., Sept. 6, 2013), Morgan et al. v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-694856 (Cal. Super. Ct., Alameda Cnty., Sept. 9, 2013), West v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-695076 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013), Wertheim et al. v. Manuso et al., Case No. RG13-695180 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013), and Carr v. Astex Pharmaceuticals, Inc., Case No. RG13-695681 (Cal. Super. Ct., Alameda Cnty., Sept. 16, 2013). On September 19, 2013, the plaintiff in Wagner filed an application seeking expedited discovery and a hearing on a preliminary injunction motion. The lawsuits allege, generally, that the Astex director defendants breached their fiduciary duties to Astex stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Astex through an allegedly defective process, for an unfair price, and on unfair terms. In addition, several lawsuits allege that certain disclosures by Astex in the Schedule 14D-9 Solicitation/Recommendation Statement to stockholders are misleading or omit material information needed to ensure that the stockholders make an informed decision when choosing whether or not to tender their shares. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger (to the extent the proposed Offer and Merger have already been consummated), damages, and attorneys’ fees and costs.  We believe that each of the Delaware actions and California actions is without merit, and we intend to vigorously defend against all claims asserted.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTEX PHARMACEUTICALS, INC.

	By:	/s/ Michael Molkentin
	Name:	Michael Molkentin
	Title:	Chief Financial Officer

Dated: September 23, 2013